                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               -------------




                         Smith Corona Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.01 per                 831858-10-5
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

              George H. Hempstead, III, c/o Hanson Industries
      99 Wood Avenue South, Iselin, New Jersey  08830 (908) 603-6600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                               June 5, 1995
- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [x].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    HANSON PLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY


     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    ARC LIMITED

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      ENGLAND
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    GOLD FIELDS AMERICAN CORPORATION

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    CAVENHAM FOREST INDUSTRIES INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]
     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    CAVENHAM ENERGY RESOURCES INC.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    GOLD FIELDS MINING CORPORATION

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 831858-10-5                   13D


     1     NAME OF REPORTING PERSON:    HANSON NATURAL RESOURCES COMPANY

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  Not Applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      DELAWARE
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     14,480,000
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       14,480,000
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       14,480,000
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  48.0%

    14     TYPE OF REPORTING PERSON:    PN

     Item 1.   Security and Issuer.
               -------------------

               This Statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Smith Corona Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 65 Locust Avenue, New Canaan, Connecticut 06840.

               This Statement is being filed on behalf of Hanson PLC ("Hanson"), ARC Limited ("ARC"), Gold Fields American Corporation ("Gold Fields"), Cavenham Forest Industries, Inc. ("Cavenham Forest"), Gold Fields Mining Corporation ("Gold Fields Mining"), Cavenham Energy Resources Inc. ("Cavenham Energy") and Hanson Natural Resources Company ("Hanson Resources"). Hanson, ARC, Gold Fields, Cavenham Forest, Gold Fields Mining, Cavenham Energy and Hanson Resources are hereinafter collectively referred to as the "Beneficial Owners".

     Item 2.   Identity and Background.
               -----------------------

               (a) - (c), (f) Hanson Resources, a Delaware general partnership, is engaged principally in the business of holding investments, including shares of the Common Stock. The general partners of Hanson Resources are Gold Fields Mining, Cavenham Energy and Cavenham Forest.

               Gold Fields Mining, a Delaware corporation, is engaged principally in the business of mining. Gold Fields Mining is a direct wholly-owned subsidiary of Gold Fields, a Delaware corporation engaged principally in the business of holding shares of its subsidiaries.

               Cavenham Energy, a Delaware corporation, is principally engaged in the business of gas and oil exploration. Cavenham Energy is a direct wholly-owned subsidiary of Cavenham Forest, a Delaware corporation principally engaged in the harvesting and sale of timber and the manufacture of lumber. Cavenham Forest is an indirect wholly-owned subsidiary of Gold Fields.

               Gold Fields is an indirect wholly-owned subsidiary of ARC, a corporation incorporated under the laws of England and principally engaged in the production of aggregates, coated stone and concrete products. ARC is a direct wholly-owned subsidiary of Hanson, a public limited company incorporated in England.

               Hanson is an industrial management company with operating subsidiaries based principally in the United Kingdom and the United States, employing approximately 51,000 people worldwide. In the United Kingdom, Hanson's principal operating















     NYFS02...:\13\51513\0220\1323\SCH6055T.490
     units are Imperial Tobacco Limited, which manufactures tobacco products; ARC; and London Brick Company Limited and Butterley Brick Limited, which produce clay bricks. In the United States, Hanson PLC's principal operating units are Peabody Holding Company, Inc., its subsidiaries and Lee Ranch Coal Company, which produce and market coal; SCM Chemicals Inc., which produces titanium dioxide; Quantum Chemical Company, which manufactures polyethylene and other industrial chemicals; the Aggregates Group, which produces aggregates, sand and gravel; Grove North America, which manufactures hydraulic life cranes; Suburban Propane Company, which is engaged in the retail distribution of propane gas; and Cavenham Forest. Other Hanson PLC operating units mine coal and manufacture a wide range of chemical, building, materials handling, industrial and consumer products in the United Kingdom, the United States, Australia, South Africa and other countries. In addition, Hanson has equity interests in a number of public and private companies.

               The principal business address of each of the Beneficial Owners and the name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than one of the Beneficial Owners, in which such employment is conducted) and citizenship of each director and executive officer of each of the Beneficial Owners is listed on Schedule A.

               (d) - (e) None of the Beneficial Owners and, to the best of their knowledge, none of their respective directors and executive officers listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               Not applicable.

     Item 4.   Purpose of Transaction.
               ----------------------

               On June 5, 1995, Hanson Resources granted certain rights with respect to proceeds from the sale of the Common Stock held by it to Jacuzzi Inc. ("Jacuzzi"), an indirect subsidiary of U.S.
     Industries, Inc. ("USI"), pursuant to a proceeds participation agreement (the "Proceeds Participation Agreement"), dated May 30, 1995, between Hanson Resources and USI American

     Holdings, Inc. ("USIAH"), a subsidiary of USI and the parent corporation of Jacuzzi. Jacuzzi assumed the rights and obligations of USIAH under the Proceeds Participation Agreement on May 31, 1995.

                Pursuant to the Proceeds Participation Agreement, Hanson Resources granted Jacuzzi, as assignee of USIAH, the exclusive right (the "Proceeds Right") to receive all sale proceeds, net of expenses, from the sale by Hanson Resources of any or all of the shares of Common Stock owned by it during the period from June 5, 1995 to June 5, 1996 (the "Term"). Jacuzzi paid Hanson Resources $14,480,000 (the "SCC Amount") for the Proceeds Right. If, prior to the expiration of the Term, Hanson Resources has not delivered sale proceeds at least equal to the SCC Amount, Hanson Resources will pay Jacuzzi or its permitted assignees an amount equal to the difference between the SCC Amount and the aggregate sale proceeds delivered, plus interest.

               The transfer of the Proceeds Right was consummated in connection with the demerger (i.e., spin-off) of Hanson PLC's non-core
                                   ---
     U.S. businesses to USI and its subsidiaries (the "Demerger"), as announced by Hanson in February 1995. The Beneficial Owners intended to sell the shares of Common Stock beneficially owned by them to USI or its subsidiaries as part of the Demerger, but necessary consents from the Company's bank lender and the Company (with respect to the assignment of the SCC Agreement, as defined in Item 6 of this Statement) were not obtained.

               The Beneficial Owners presently intend to dispose of the shares of Common Stock beneficially owned by them to an unaffiliated third party, subject to obtaining an acceptable price and the requisite consents. To date, the Beneficial Owners have engaged in various discussions, although no definitive agreement has been reached. There can be no assurance that a sale will be completed or, if completed, as to the timing or terms thereof.

               The Proceeds Participation Agreement is filed as an exhibit to this Statement on Schedule 13D and is incorporated herein by reference.

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

               (a) (i) Hanson Resources may be deemed to be the beneficial owner of 14,480,000 shares of Common Stock, which constitute approximately 48.0% of the 30,250,000 shares of Common Stock reported to be outstanding by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1995.

                    (ii) By virtue of its general partnership interest in Hanson Resources, each of Gold Fields Mining, Cavenham Energy and Cavenham Forest may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Hanson Resources.

                    (iii) By virtue of its ownership of all of the outstanding capital stock of Cavenham Energy, Cavenham Forest may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Cavenham Energy.

                    (iv) By virtue of its ownership of all of the outstanding capital stock of Gold Fields Mining and its indirect ownership of all of the outstanding capital stock of Cavenham Forest, Gold Fields may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Gold Fields Mining and Cavenham Forest.

                    (v) By virtue of its indirect ownership of all of the outstanding capital stock of Gold Fields, ARC may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by Gold Fields.

                    (vi) By virtue of its ownership of all of the outstanding capital stock of ARC, Hanson may be deemed to be, for purposes of this Schedule 13D, the beneficial owner of all of the shares of Common Stock beneficially owned by ARC.

                    (vii) Certain directors, executive officers and/or employees of the Beneficial Owners may beneficially own shares of Common Stock, directly or through individual employee savings plan accounts. The Beneficial Owners disclaim beneficial ownership of such shares.

               (b) (i) Each of the Beneficial Owners other than Hanson Resources, by virtue of its direct or indirect ownership of Hanson Resources, is deemed to have, with Hanson Resources, shared power to vote or to direct the vote and shared power to dispose or direct the disposition of all shares of Common Stock beneficially owned by Hanson Resources.

                    (ii) The Beneficial Owners have no power to vote, direct the vote, dispose or direct the disposition of the shares of Common Stock owned by the persons referred to in paragraph (a) other than the Beneficial Owners.

               (c) None of the Beneficial Owners has effected any transactions in the Common Stock during the past 60 days.

               (d) The information set forth in response to Item 6 is incorporated herein by reference.

               (e)  Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or Relationships
               --------------------------------------------------------
               with Respect to Securities of the Issuer.
               ----------------------------------------

               Hanson Resources, as assignee of HM Holdings, and the Company are parties to a Stockholder Agreement, dated as of June 2, 1989, as amended on May 21, 1991 (the "SCC Agreement"), providing for certain rights and restrictions with respect to Hanson Resources' ownership of Common Stock. Pursuant to a Consent and Amendment Agreement, dated May 21, 1991, between the Company and HM Holdings, the Company consented to the assignment by HM Holdings of its rights under the SCC Agreement to Hanson Resources, and agreed that all references in the SCC Agreement to HM Holdings be amended to refer to Hanson Resources.

               In the SCC Agreement, the Company agreed that, upon Hanson Resources' request, the Company will use its best efforts to nominate and cause the election to the Company's Board of Directors of (i) four persons designated by Hanson Resources for so long as Hanson Resources and its corporate affiliates own 38% or more, (ii) three persons designated by Hanson Resources for so long as Hanson Resources and its corporate affiliates own less than 38%, but more than 27%, (iii) two persons designated by Hanson Resources for so long as Hanson Resources and its corporate affiliates own less than 27%, but more than 16% and
     (iv) one person designated by Hanson Resources for so long as Hanson Resources and its corporate affiliates own less than 16%, but at least 5%, of the outstanding shares of Common Stock. Messrs. George H. Hempstead, Craig C. Sergeant, Mark A. Alexander and John E. Lushefski are the current designees of Hanson Resources serving on the Company's Board of Directors. Hanson Resources has the right to propose for election and/or to solicit proxies in favor of the election of any number of directors of the Company, but has no present intention to seek to have additional designees elected to the Board.

               The Company also agreed in the SCC Agreement that upon the request of Hanson Resources, the Company will cause up to two registration statements to be filed with the SEC in order to permit Hanson Resources or an affiliate to sell all or a portion of its shares of Common Stock, provided that such shares constitute at least 10% of the outstanding shares of Common

     Stock. In addition, the Company agreed, if requested, to include some or all shares of Common Stock owned by Hanson Resources or an affiliate in any registration statement it otherwise files. The Company and Hanson Resources also agreed to indemnify each other for certain liabilities that may arise in connection with any such registration statement.

               Except for the agreements described or referred to in this
     Item 6, Item 4 and the Group Agreement filed as Exhibit 1 to this Statement on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Beneficial Owners, as named in Item 2, or between any of the Beneficial Owners and any person, with respect to the securities of the Company.

               The information set forth in response to Item 4 is incorporated herein by reference.

     Item 7.   Materials to be Filed as Exhibits.
               ---------------------------------

               The following are filed herewith as Exhibits to this
     Schedule 13D:

               1.   Group Agreement, dated June 5, 1995.

               2. Proceeds Participation Agreement, dated May 30, 1995, between Hanson Natural Resources Company and USI American Holdings, Inc.

               3. Stockholder Agreement, dated as of June 2, 1989, between HM Holdings, Inc. and Smith Corona Corporation.

               4. Consent and Amendment Agreement, dated May 21, 1991, between HM Holdings, Inc. and Smith Corona Corporation.

                                   SIGNATURES
                                   ----------

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  June 9, 1995



                                   HANSON PLC
                                   ARC LIMITED


                                   By:  /s/ George H. Hempstead, III
                                       -----------------------------
                                        George H. Hempstead, III
                                        Attorney-in-Fact


                                   GOLD FIELDS AMERICAN CORPORATION
                                   GOLD FIELDS MINING CORPORATION
                                   CAVENHAM ENERGY RESOURCES INC.
                                   CAVENHAM FOREST INDUSTRIES INC.



                                   By:  /s/ George H. Hempstead, III
                                        ----------------------------
                                        George H. Hempstead, III
                                        Vice President


                                   HANSON NATURAL RESOURCES COMPANY

                                   By its Partners:

                                       GOLD FIELDS MINING CORPORATION
                                       CAVENHAM ENERGY RESOURCES INC.
                                       CAVENHAM FOREST INDUSTRIES INC.


                                   By: /s/ George H. Hempstead, III
                                       ----------------------------
                                       George H. Hempstead, III
                                       Vice President

                                                                 Schedule A
                                                                 ----------

     1.  HANSON PLC

               Set forth below are the name, business address and position with Hanson PLC ("Hanson") and the present principal occupation or employment of each director, associate director and executive officer (as defined in the regulations of the Securities and Exchange Commission (the "Commission")) of Hanson. The principal business address of Hanson is One Grosvenor Place, London, SW1X 7JH, England, and unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below whose name is followed by an asterisk is a citizen of the United Kingdom. Alexander C. Notter is a citizen of Switzerland. All others are citizens of the United States.


                                         Position with Hanson
                                         and Present Principal
      Name and Business Address          Occupation or Employment
      -------------------------          ------------------------

      Lord Hanson*  . . . . . . . . . .  Chairman

      Derek C. Bonham*  . . . . . . . .  Deputy Chairman, Chief
                                         Executive Officer and
                                         Director
      Martin G. Taylor* . . . . . . . .  Vice Chairman and Director

      Anthony G.L. Alexander* . . . . .  Chief Operating Officer
                                         and Director
      Christopher D. Collins* . . . . .  Director

      Anthony R. Cotton*  . . . . . . .  Director
        Renison Goldfields
        Consolidated Ltd.
        Gold Fields House
        24th Floor
        1 Alfred Street
        Sydney NSW 2000, Australia

      Graham Dransfield*  . . . . . . .  Legal Director

      The Hon. Robert W. Hanson*  . . .  Director

      William M. Landuyt  . . . . . . .  Director; Chief Executive
        Hanson Industries                Officer of Hanson
        99 Wood Avenue South             Industries
        Iselin, NJ  08830

      Andrew J. H. Dougal*  . . . . . .  Finance Director

      David H. Clarke . . . . . . . . .  Non-Executive Director;
        USI American Holdings, Inc.      Chairman and Chief
        101 Wood Avenue South            Executive Officer of U.S.
        Iselin, NJ  08830                Industries, Inc.

                                                                 Schedule A
                                                                 ----------



                                         Position with Hanson
                                         and Present Principal
      Name and Business Address          Occupation or Employment
      -------------------------          ------------------------

      Sir Christopher Harding MA* . . .  Non-executive Director
        BET Public Limited Company
        Stratton House
        Piccadilly
        London W1X 6AS, England

      The Rt. Hon. Kenneth Baker CH MP*  Non-executive Director
        c/o Hanson PLC
        One Grosvenor Place
        London SW1X 7JH, England

      Sir David Hardy FCA*  . . . . . .  Non-executive Director
        1 Appold Street
        Broadgate
        London EC2A 2HE, England

      Simon L. Keswick* . . . . . . . .  Non-executive Director
        Matheson & Co. Limited
        3 Lombard Street
        London EC3V 9AQ, England

      The Hon. Charles H. Price II  . .  Non-executive Director
        Mercantile Bank of Kansas
        City
        Suite 300
        One West Armour Blvd.
        Kansas City, Missouri 64111

      Jonathan Scott-Barrett* . . . . .  Non-executive Director
        Centaur Communications Limited
        St. Giles House
        50 Poland Street
        London W1V 4AX, England

      Ronald S. Fulford*  . . . . . . .  Senior Associate Director

      Malcolm J. Ablett*  . . . . . . .  Associate Director

      Mark A. Alexander . . . . . . . .  Associate Director; Senior
        Hanson Industries                Vice President, Hanson
        99 Wood Avenue South             Industries
        Iselin, New Jersey  08830

      Anthony Branson*  . . . . . . . .  Associate Director;
                                         Taxation Manager

      George H. Hempstead, III  . . . .  Associate Director; Senior
        Hanson Industries                Vice President and General
        99 Wood Avenue South             Counsel of Hanson
        Iselin, New Jersey  08830        Industries

                                                                 Schedule A
                                                                 ----------



                                         Position with Hanson
                                         and Present Principal
      Name and Business Address          Occupation or Employment
      -------------------------          ------------------------

      Robert E. Lee . . . . . . . . . .  Associate Director; Senior
        Hanson Industries                Vice President and Chief
        99 Wood Avenue South             Operating Offier, Hanson
        Iselin, New Jersey  08830        Industries

      Karen B. Levy . . . . . . . . . .  Non-Executive Associate
                                         Director
      Kenneth J. Ludlam*  . . . . . . .  Associate Director and
                                         ChiefAccountant

      R. Ian Menzies-Gow* . . . . . . .  Associate Director

      Alexander C. Notter . . . . . . .  Associate Director
        Hanson PLC
        3 quai du Mont Blanc
        CH-1201
        Geneva, Switzerland

      Craig C. Sergeant . . . . . . . .  Associate Director; Group
        Hanson Industries                Vice President, Hanson
        99 Wood Avenue South             Industries
        Iselin, New Jersey  08830

      David J. Snowdon* . . . . . . . .  Associate Director

      Paul Spencer* . . . . . . . . . .  Associate Director and
                                         Treasurer (U.K.)

      Christopher J. Thomas*  . . . . .  Associate Director

      Peter J. Turner*  . . . . . . . .  Associate Director

      John F. Whitehead*  . . . . . . .  Associate Director

      Irl Engelhardt  . . . . . . . . .  Associate Director; Group
        Peabody Holding Company, Inc.    Vice President, Hanson
        701 Market Street, Suite 700     Industries
        St. Louis, Missouri  63101

      John E. Lushefski . . . . . . . .  Associate Director; Senior
        Hanson Industries                Vice President and Chief
        99 Wood Avenue South             Financial Officer, Hanson
        Iselin, New Jersey  08830        Industries

      George Robbins  . . . . . . . . .  Associate Director; Group
        SCM Glidco Organics              Vice President, Hanson
        The Foot of West 61st Street     Industries
        Jacksonville, Florida  32208

      Stephen Compson*  . . . . . . . .  Associate Director

      Yvette M. Newbold*  . . . . . . .  Secretary

                                                                 Schedule A
                                                                 ----------


               Management of the United States operations of Hanson is provided by Hanson Industries, a division of Tillotson Commercial Motors Limited, a subsidiary of Hanson. Set forth below are the name, business address and position with Hanson Industries and the present principal occupation or employment of each director and executive officer (as defined in the regulations of the Commission) of Hanson Industries. The principal business address of Hanson Industries and the business address of each of the persons listed below is 99 Wood Avenue South, Iselin, New Jersey 08830, except for the Lord White of Hull, whose principal business address is 410 Park Avenue, New York, New York 10022. Each person listed below is a citizen of the United States, except for the Lord White of Hull, who is a citizen of the United Kingdom.


                                     Position with Hanson Industries
                                     and Present Principal
      Name and Business Address      Occupation or Employment
      -------------------------      ------------------------

      The Lord White of Hull, KBE .  Chairman

      William M. Landuyt  . . . . .  Director, President and Chief
                                     Executive Officer

      George H. Hempstead, III  . .  Director, Senior Vice President
                                     and General Counsel

      Robert E. Lee . . . . . . . .  Director, Senior Vice President
                                     and Chief Operating Officer

      Mark A. Alexander . . . . . .  Director, Senior Vice President

      John E. Lushefski . . . . . .  Director, Senior Vice President
                                     and Chief Financial Officer

      Craig C. Sergeant . . . . . .  Director, Group Vice President

      Irl F. Engelhardt . . . . . .  Director, Group Vice President

      George W. Robbins . . . . . .  Director, Group Vice President

      Charles D. Carpenter  . . . .  Vice President - Deputy Chief
                                     Financial Officer

      A.M. (Mickey) Foster  . . . .  Vice President

      Frank V. Lloyd  . . . . . . .  Vice President - Taxes

      Peter J. Statile  . . . . . .  Vice President and Controller

      Christine Wubbolding  . . . .  Treasurer

                                                                 Schedule A
                                                                 ----------

     2.  ARC LIMITED

               Set forth below are the name, business address and position with ARC Limited ("ARC") and the present principal occupation or employment of each director and executive officer of ARC. The principal business address of ARC is The Ridge, Chipping Sodbury, Bristol, Avon, BS17 6AY. Unless otherwise indicated, the business address of each person listed below is the aforesaid address. Each person listed below is a citizen of the United Kingdom.

                                                 Principal Occupation
      Name                  Position                  or Employment
      ----                  --------             --------------------
      John C. Meins . . .   Commercial Director  Same

      John Mortimer . . .   Director             Same

      David J. Snowdon  .   Chief Executive      See Part 1 of this
                                                 Schedule A

      Peter J. Turner . .   Director             See Part 1 of this
        1 Grosvenor Place                        Schedule A
        London SW1X 7JH
        England

      Ian P. Tyler  . . .   Finance Director     Same


     3.  GOLD FIELDS AMERICAN CORPORATION

               Set forth below are the name, business address and position with Gold Fields American Corporation ("Gold Fields") and present principal occupation or employment of each director and executive officer of Gold Fields. The principal business address of Gold Fields and each person listed below, unless otherwise indicated is 99 Wood
     Avenue South, Iselin, New Jersey 08830.   Each person listed below is
     a citizen of the United States.

                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      William M. Landuyt  . .   Director and        See Part 1 of
                                President           this Schedule A

      George H. Hempstead, III  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Secretary

                                                                 Schedule A
                                                                 ----------


                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------

      Robert E. Lee. . . . . .  Director, Senior    See Part 1 of
                                Vice President and  this Schedule A
                                Chief Operating
                                Officer

      John E. Lushefski         Senior Vice         See Part 1 of
                                President and Chief this Schedule A
                                Financial Officer

      Francis V. Lloyd. . . .   Vice President -    See Part 1 of
                                Taxes               this Schedule A

      Peter J. Statile. . . .   Vice President and  See Part 1 of
                                Controller          this Schedule A

      Christine Wubbolding. .   Treasurer           See Part 1 of
                                                    this Schedule A

     4.  GOLD FIELDS MINING CORPORATION

               Set forth below are the name, business address and position with Gold Fields Mining Corporation ("Gold Fields Mining") and the present principal occupation or employment of each director and executive officer of Gold Fields Mining. The principal business address of Gold Fields Mining is 1687 Cole Boulevard, Golden, Colorado 80401-3301. The principal business address of Mr. Kennedy is such address; the principal business address of Messrs. Hempstead and Alexander is 99 Wood Avenue South, Iselin, New Jersey 08830. Each person listed below is a citizen of the United States.
                                                    Principal
                                                    Occupation
      Name                      Position            or Employment
      ----                      --------            -------------


      Mark A. Alexander . . .   Director, President See Part 1 of
                                                    this Schedule A

      George H. Hempstead, III  Director, Vice      See Part 1 of
                                President           this Schedule A

      Collon C. Kennedy . . .   Director, Vice      Same
                                President

                                                                 Schedule A
                                                                 ----------

     5.        CAVENHAM ENERGY RESOURCES INC.

               Set forth below are the name, business address and position with Cavenham Energy Resources Inc. ("Cavenham Energy") and the present principal occupation or employment of each director and executive officer of Cavenham Energy. The principal business address of Cavenham Energy is 1800 S.W. First Avenue, Suite 500, Portland, Oregon 97201. The principal business address of each person listed below, unless otherwise indicated, is the aforesaid address. Each person listed below is a citizen of the United States.

                                                      Principal
                                                      Occupation
      Name                      Position              or Employment
      ----                      --------              -------------

      Russell A. Carson . . .   Director, Chairman of Same
                                the Board, President
                                and Chief Executive
                                Officer

      David E. Harris . . . .   Director, Vice        Same
                                President and Chief
                                Financial Officer

      William E. Spencer  . .   Director, Vice        Same
                                President and
                                Treasurer

      William B. Freck  . . .   Director, Vice        Same
                                President and
                                Secretary

      George H. Hempstead, III  Vice President        See Part 1 of
        99 Wood Avenue South                          this Schedule A
        Iselin, NJ  08830

      Collon C. Kennedy . . .   Vice President and    See Part 4 of
        1687 Cole Boulevard     Assistant Secretary   this Schedule A
        Golden, CO 80401-3301

     6.  CAVENHAM FOREST INDUSTRIES INC.

               Set forth below are the name, business address and position with Cavenham Forest Industries Inc. ("Cavenham Forest") and the present principal occupation or employment of each director and executive officer of Cavenham Forest. The principal business address of Cavenham Forest is 1800 S.W. First Avenue, Suite 500, Portland, Oregon 97201. The principal business address of each person listed below, unless otherwise indicated, is the aforesaid address. Each person listed below is a citizen of the United States.

                                                                 Schedule A
                                                                 ----------



                                                     Principal
                                                     Occupation
      Name                      Position             or Employment
      ----                      --------             ---------------

      Russell A. Carson. . .    Director, Chairman   See Part 5 of
                                of the Board,        this Schedule A
                                President and Chief
                                Executive Officer

      David E. Harris. . . .    Director, Vice       See Part 5 of
                                President and Chief  this Schedule A
                                Financial Officer

      William B. Freck. . . .   Director, Vice       See Part 5 of
                                President and        this Schedule A
                                Secretary

      Lee T. Alford. . . . .    Director, Vice       Same
                                President

      Richard E. Dahlin. . .    Director, Vice       Same
                                President

      Craig C. Sergeant. . .    Director, Vice       See Part 1 of
                                President            this Schedule A

      George H. Hempstead, III  Vice President       See Part 1 of
                                                     this Schedule A

     7.  HANSON NATURAL RESOURCES COMPANY

               Set forth below are the name, business address and position with Hanson Natural Resources Company ("Hanson Resources") and the present principal occupation or employment of each director and executive officer of Hanson Resources. The principal business address of Hanson Resources is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. The principal business address of each person listed below, unless otherwise indicated, is Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711. Each person listed below is a citizen of the United States.

                                                                 Schedule A
                                                                 ----------


                                                      Principal
                                                      Occupation
      Name                      Position              or Employment
      ----                      --------              -------------

      Russell A. Carson. . .    Director, Co-Chief    See Part 5 of
        Gold Fields Mining      Executive Officer     this Schedule A
        Corporation
        1687 Cole Boulevard
        Golden, CO 80401-3301


      Craig C. Sergeant. . .    Director              See Part 1 of
        Hanson Industries                             this Schedule A
        99 Wood Avenue South
        Iselin, NJ 08830

      Peter B. Lilly. . . . .   Director, Co-Chief    Same
                                Executive Officer

      Robert E. Lee. . . . .    Vice President and    See Part 1 of
        Hanson Industries       Chief Operating       this Schedule A
        99 Wood Avenue South    Officer
        Iselin, NJ 08830

      John E. Lushefski . . .   Vice President and    See Part 1 of
                                Chief Financial       this Schedule A
                                Officer

      George H. Hempstead, III  Vice President        See Part 1 of
                                                      this Schedule A

      Peter J. Statile. . . .   Controller            See Part 1 of
        Hanson Industries                             this Schedule A
        99 Wood Avenue South
        Iselin, NJ 08830

                                  EXHIBIT INDEX
                                  -------------

     Item No.                                                      Page No.
     --------                                                      --------

        1           Group Agreement, dated June 5, 1995.

        2           Proceeds Participation Agreement, dated
                    May 30, 1995, between Hanson Natural
                    Resources Company and USI American
                    Holdings, Inc.

        3           Stockholder Agreement, dated as of June
                    2, 1989, between HM Holdings, Inc. and
                    Smith Corona Corporation.

        4           Consent and Amendment Agreement, dated
                    May 21, 1991, between HM Holdings, Inc.
                    and Smith Corona Corporation.